Exhibit 99.1

News Release

PartnerRe Ltd. Reports Second Quarter and Half Year 2016 Results

•	Second Quarter Net Income of $136.7 million ($158.4 million adjusted for severance related costs), resulting in an Annualized Net Income ROE of 8.9% (Adjusted ROE of 10.4%)

•
Second Quarter Operating Loss of $65.6 million ($43.9 million loss adjusted for severance related costs), due to catastrophe, weather-related and energy losses of $139 million, pre-tax, after reinsurance and reinstatement premiums

•	Book Value of common shareholders’ equity of $6.2 billion, a 1.9% increase compared to Q1 2016
PEMBROKE, Bermuda, July 28, 2016 - PartnerRe Ltd. ("the Company") today reported a net income of $136.7 million for the second quarter of 2016. This includes net after-tax realized and unrealized gains on investments of $162.2 million. Net loss for the second quarter of 2015 was $103.1 million, including net after-tax realized and unrealized losses on investments of $217.2 million. The Company reported operating losses of $65.6 million for the second quarter of 2016, which compares to operating earnings of $112.5 million for the second quarter of 2015.
Net income for the first six months of 2016 was $338.2 million. This includes net after-tax realized and unrealized gains on investments of $310.3 million. Net income for the first six months of 2015 was $128.6 million, including net after-tax realized and unrealized losses on investments of $116.9 million. Operating losses for the first six months of 2016 were $21.4 million, which compares to operating earnings of $263.0 million for the first six months of 2015.
Operating earnings or loss is a non-GAAP metric which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses, certain net after-tax interest in results of equity method investments, and is calculated after the payment of preferred dividends.
Net income (loss), operating earnings (loss) and the associated annualized ROE’s for the second quarters and the first six months of 2016 and 2015 include various transaction related costs and severance costs which impact period over period comparability as follows:

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

In US$ millions, except for percentages	Q2 2016	Q2 2015	Year to date 2016	Year to date 2015
Operating (loss) earnings adjusted by transaction(1) and severance costs, net of tax	(44)	147	60	328
Annualized Operating ROE adjusted by transaction(1) and severance costs, net of tax	(2.9)%	9.3%	2.0%	10.6%
Net income (loss) adjusted by transaction(1) and severance costs, net of tax	158	(69)	420	194
Annualized Net income (loss) ROE adjusted by transaction(1) and severance costs, net of tax	10.4%	(4.4)%	13.7%	6.2%

(1)
Transaction costs include costs incurred related to the EXOR acquisition, the terminated amalgamation with Axis and the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

The Company’s results for the second quarter of 2016 include $27 million, pre-tax, related to severance costs associated with the reorganization of the Company’s business units, investment operations and certain executive changes.
The Company’s results for the second quarter of 2016 have also been impacted by a high level of catastrophe and weather-related loss activity, including the Fort McMurray wildfires (the largest catastrophe in Canadian history), the Japanese earthquake, floods in Germany and France, and hailstorms in Texas, and an energy loss for which the Company reported combined losses of $139 million, pre-tax, after reinsurance and reinstatement premiums. Notwithstanding the high frequency of catastrophe, weather-related and energy loss activity in the quarter, the reported losses of $139 million, pre-tax, represented only 2.3% of common shareholders’ equity and 1.8% of total capital at June 30, 2016.
Commenting on results, PartnerRe Chief Executive Officer Emmanuel Clarke said, “Our results for the quarter reflect a high frequency of catastrophe and large losses in the industry which has led us to post our first operating loss since the fourth quarter of 2011. Notwithstanding these events, we were able to report a positive net income and grow our book value by 1.9% due to our disciplined underwriting approach and use of retrocessional coverage - both of which have contributed to mitigate our losses - and due to the positive results from our investment portfolio. As previously announced, on July 1, 2016 we implemented a new organization of our Business Units. I am extremely confident this important milestone will allow us to deliver more value to our clients and better position PartnerRe in the evolving reinsurance market environment.”

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

Highlights for the second quarter of 2016 compared to the same period in 2015 include:
Non-life Segment:

•
Net premiums written were down 4%. These decreases were reported in all sub-segments, and were primarily driven by continued competitive pricing and market conditions across almost all lines of business which resulted in the Company reducing participations and cancelling business, as well as by higher premiums ceded under retrocessional contracts in the Catastrophe sub-segment and downward prior year premium adjustments. These decreases were partially offset by new business, which was mainly written in certain lines of our Global Specialty sub-segment and in the casualty and specialty lines of the North America sub-segment. The ratio between net premiums written to gross premiums written was 89% in the second quarter of 2016, compared to 92% in the second quarter of 2015, reflecting the higher use of retrocessional coverage to protect our capital.

•
The Non-life combined ratio was 108.3% compared to 90.3% in the second quarter of 2015. The increase in the combined ratio reflects a relatively high level of reported large and mid-sized loss activity, with the most significant losses being related to the Canadian wildfires (7.5 points or $73 million, net of reinsurance and reinstatement premiums) and an energy loss (4.3 points or $42 million, net of reinsurance and reinstatement premiums).

•
The Non-life combined ratio continued to benefit from strong favorable prior year development of 15.3 points (or $149 million) with all Non-life sub-segments experiencing net favorable development from prior accident years as actual reported losses from cedants were below expectations, except for the Global (Non-U.S.) P&C sub-segment. Favorable prior years’ reserve development in the second quarter of 2015 was a 17.1 point (or $173 million) impact on the combined ratio.

•
The June and July renewals account for approximately 15% of the Company’s annual Non-Life treaty business. Despite continued competitive pressures across almost all lines of business, we identified new opportunities and wrote a number of new profitable treaties. On a constant foreign exchange basis, we expect to write approximately $0.6 billion of Non-life treaty premium, which represents an increase of approximately 4% from the renewable premium base. The overall rate for our Florida catastrophe treaty business increased by 2%.

Life and Health Segment:

•
Net premiums written were down 9%. The decrease was primarily driven by timing, with the second quarter of 2015 including a one-time inception-to-date premium related to an increased participation on a significant swap treaty in the longevity line, and the cancellation of certain mortality contracts that did not meet the Company's return expectations.

•
Allocated underwriting result, which includes allocated investment income and other expenses, was $12 million compared to $26 million in the same period of 2015. This decrease primarily reflects lower favorable prior year reserve development, the increasingly competitive U.S. health market and profit commission adjustments that were higher than expected for prior years.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

Investments:

•
Total investment return in the second quarter was 2.0%, for a total net contribution of $298 million, of which $259 million was generated by fixed income securities (government bonds and investment grade credit) and $39 million was generated by other securities (mainly principal finance and third party private equity funds).

•
During the second quarter, the Company reorganized and simplified its investments operations. The main changes to investment asset allocations have been to decrease public equities, asset-backed fixed income securities, British Pound and Canadian corporate credit fixed income securities, emerging markets and high yield fixed income securities, and to increase U.S. government fixed income securities, real estate and third party private equity investments. These changes have led to a solid investment performance in the second quarter, due to the decrease in U.S. risk free interest rates following the UK referendum on Brexit.

•
Net investment income of $101 million was down 16%. The decrease mainly reflects the impact of the reduction in risk within the investment portfolio, the increased allocation to U.S. government fixed income securities, the change in asset mix with a lower amount of high yield fixed income securities and dividend yielding equity securities, and lower reinvestment rates. These decreases were partially offset by a 30% reduction in investment expenses associated with the reorganization of the Company's investment operations.

Expenses and Taxes:

•
Other expenses of $123 million included $27 million, pre-tax ($22 million after-tax), of severance costs associated with the reorganization of the Company's business units, investment operations and certain executive changes. Excluding severance related and certain other one-time costs, other expenses were $88 million in the second quarter of 2016, an 8% decrease compared to the same period of 2015.

•	Interest expense was $12 million and preferred dividends were $14 million in the second quarter of 2016, in line with the same period of 2015.

•	For the second quarter of 2016, the effective tax rate on operating losses and non-operating earnings was (1.1)% and 13.6%, respectively.
Balance Sheet and Capitalization:

•	Total investments, cash and cash equivalents and funds held - directly managed were $16.8 billion at June 30, 2016, up 1.9% compared to December 31, 2015.

•
Cash and cash equivalents, government fixed income securities and investment grade fixed income securities were $14.2 billion at June 30, 2016, representing 87% of the total cash and cash equivalents and investment portfolio (88% at December 31, 2015). The average rating and the average duration of the fixed income portfolio at June 30, 2016 was A and 4.1 years (which compares with the average duration of the Company’s liabilities of 4.7 years), respectively.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

•
Total capital was $7.8 billion at June 30, 2016, up 1.6% compared to December 31, 2015, primarily due to the net income for the first six months of 2016, partially offset by common dividends and the special closing dividend paid in the first quarter of 2016.

•
Common shareholders' equity attributable to PartnerRe (or book value) and tangible book value were $6.2 billion and $5.6 billion, respectively, at June 30, 2016, up 2.0% and 2.4%, respectively, compared to December 31, 2015 due to the same factors described above for total capital.

•	No dividends were paid in the second quarter of 2016, contributing to further strengthening the Company’s capital position.
The Company has posted its second quarter of 2016 financial supplement on its website www.partnerre.com in the Financial Information section of the Investor Relations page under Supplementary Financial Data, which includes a reconciliation of GAAP and non-GAAP measures.

_________________________________________

On March 18, 2016, EXOR acquired 100% ownership of the Company's common shares. Pursuant to the terms of the Merger Agreement, each PartnerRe common share issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into $137.50 in cash per share and entitled to receive a one-time special pre-closing cash dividend in the amount of $3.00 per common share (special dividend). One common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company. Accordingly, all net income per share, operating earnings per share and book value per share data for the current year and the prior year periods is no longer considered meaningful and has been excluded. The Company also redefined its calculation of Annualized Operating ROE to be based on average common shareholders' equity, accordingly, all comparative data has been recast.
The data and comments provided above are from, or have been derived from, PartnerRe’s US GAAP consolidated balance sheets as of June 30, 2016 and December 31, 2015 and related consolidated income statements for the three months and six months ended June 30, 2016 and 2015.
Net income/loss attributable to PartnerRe common shareholders is defined as net income/loss attributable to PartnerRe less preferred dividends.
Operating earnings/loss is defined as net income/loss available to PartnerRe common shareholders excluding certain after-tax net realized and unrealized gains/losses on investments, after-tax net foreign exchange gains/losses, certain after-tax interest in earnings/losses of equity method investments and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital (included in other expenses).

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

The Company uses operating earnings and annualized operating return on average common shareholders' equity (Annualized Operating ROE) to measure performance, as these measures focus on the underlying fundamentals of our operations without the impact of after-tax net realized and unrealized gains/losses on investments (except where the Company has made a strategic investment in an insurance or reinsurance related investee), after-tax net foreign exchange gains/losses, the after-tax interest in earnings/losses of equity method investments (except where the Company has made a strategic investment in an insurance or reinsurance related investee and where the Company does not control the investees activities), and the amalgamation termination fee and reimbursement of expenses paid to Axis Capital (included in other expenses). Operating earnings (loss), adjusted by transaction and severance costs, annualized operating ROE, adjusted by transaction and severance costs, net income (loss) adjusted by transaction and severance costs, and annualized net income (loss) ROE, adjusted by transaction and severance costs, exclude the impact of transaction costs, related to the Company's merger and acquisition activity, and severance costs, related to the reorganization of its business units, investment operations and certain executive changes.
The Company calculates annualized operating return on average common shareholders' equity using operating earnings (loss) for the period divided by the average common shareholders' equity outstanding for the period.
The Company uses technical ratio and technical result as measures of underwriting performance. The technical ratio is defined as the sum of the loss and acquisition ratios. These metrics exclude other expenses.
The Company also uses combined ratio to measure results for the Non-life segment. The combined ratio is the sum of the technical and other expense ratios.
The Company uses allocated underwriting result as a measure of underwriting performance for its Life and Health operations. This metric is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.
The Company uses total capital, which is defined as total shareholders’ equity attributable to PartnerRe, long-term debt, senior notes and CENts, to manage the capital structure of the Company.

_____________________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through PartnerRe’s three business segments: Property & Casualty, Specialty Lines and Life & Health. For the year ended December 31, 2015, total revenues were $5.4 billion. At June 30, 2016, total assets were $22.4 billion, total capital was $7.8 billion and total shareholders’ equity attributable to

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

News Release

PartnerRe was $7.0 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+ / Fitch A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

Contacts:	PartnerRe Ltd.	Sard Verbinnen & Co.
	(441) 292-0888	(212) 687-8080
	Investor Contact: Ryan Lipschutz	Drew Brown/Daniel Goldstein
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss) (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30, 2016	For the three months ended June 30, 2015	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Revenues
Gross premiums written	$1,380,927	$1,432,012	$3,009,936	$3,180,946
Net premiums written	$1,254,398	$1,322,304	$2,755,115	$2,975,519
(Increase) decrease in unearned premiums	(151)	5,522	(359,152)	(412,972)
Net premiums earned	1,254,247	1,327,826	2,395,963	2,562,547
Net investment income	101,182	120,192	204,170	224,823
Net realized and unrealized investment gains (losses)	191,941	(255,734)	359,134	(140,089)
Other income	3,467	236	8,307	4,528
Total revenues	1,550,837	1,192,520	2,967,574	2,651,809
Expenses
Losses and loss expenses and life policy benefits	982,855	864,917	1,697,123	1,586,198
Acquisition costs	283,534	283,463	566,508	559,254
Other expenses (2)	123,508	129,766	276,183	254,516
Interest expense	12,256	12,248	24,515	24,493
Amortization of intangible assets	6,587	6,767	13,175	13,535
Net foreign exchange (gains) losses	(35,666)	6,391	(37,740)	(6,756)
Total expenses	1,373,074	1,303,552	2,539,764	2,431,240
Income (loss) before taxes and interest in earnings of equity method investments	177,763	(111,032)	427,810	220,569
Income tax expense (benefit)	32,387	(13,844)	63,341	65,821
Interest in earnings of equity method investments	5,539	8,633	2,072	4,795
Net income (loss)	150,915	(88,555)	366,541	159,543
Net income attributable to noncontrolling interests	—	(354)	—	(2,536)
Net income (loss) attributable to PartnerRe	150,915	(88,909)	366,541	157,007
Preferred dividends	14,184	14,184	28,367	28,367
Net income (loss) attributable to PartnerRe common shareholders	$136,731	$(103,093)	$338,174	$128,640
Comprehensive income (loss) attributable to PartnerRe	$129,032	$(81,913)	$364,749	$160,846

(1) On March 18, 2016, EXOR acquired 100% ownership of the Company; as such, per share data is no longer meaningful and has been excluded.
(2) Other expenses for the three months ended June 30, 2016 include $27 million related to severance costs associated with the restructuring of the Company's business units, investment operations and certain executive changes, pre-tax. For the six months ended June 30, 2016, Other expenses include $66 million of transaction costs and accelerated stock based compensation expense related to the closing of the Exor transaction and $27 million of severance costs related to the restructuring of the Company's business units, investment operations and certain executive changes, pre-tax. Other expenses for the three months and six months ended June 30, 2015 include $9 million and $40 million, respectively, of costs related to the terminated amalgamation with Axis, pre-tax. In addition, other expenses for the three months and six months ended June 30, 2015 include $25 million, pre-tax, related to the negotiated earn-out consideration paid to the former shareholders of Presidio Reinsurance Group, Inc.

PartnerRe Ltd.
Consolidated Balance Sheets (1)
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	June 30,	December 31,
	2016	2015
Assets
Investments:
Fixed maturities, at fair value	$13,043,381	$13,448,262
Short-term investments, at fair value	16,250	46,688
Equities, at fair value	38,480	443,861
Other invested assets	1,137,816	399,204
Total investments	14,235,927	14,338,015
Funds held – directly managed	572,366	539,743
Cash and cash equivalents	1,957,193	1,577,097
Accrued investment income	123,213	141,672
Reinsurance balances receivable	2,944,173	2,428,020
Reinsurance recoverable on paid and unpaid losses	389,132	282,916
Funds held by reinsured companies	744,511	657,815
Deferred acquisition costs	671,285	629,372
Deposit assets	74,050	88,152
Net tax assets	96,014	102,596
Goodwill	456,380	456,380
Intangible assets	119,836	133,011
Other assets	35,731	31,254
Total assets	$22,419,811	$21,406,043
Liabilities
Unpaid losses and loss expenses	$9,457,499	$9,064,711
Policy benefits for life and annuity contracts	2,046,248	2,051,935
Unearned premiums	2,121,659	1,644,757
Other reinsurance balances payable	284,241	246,089
Deposit liabilities	22,665	44,420
Net tax liabilities	181,809	218,652
Accounts payable, accrued expenses and other	461,641	411,539
Debt related to senior notes	750,000	750,000
Debt related to capital efficient notes	70,989	70,989
Total liabilities	15,396,751	14,503,092
Shareholders’ Equity
Common shares (par value $1.00; issued: 2016, 1 share and 2015, 87,237,220 shares)	—	87,237
Preferred shares (par value $1.00; issued and outstanding: 2016 and 2015, 34,150,000 shares; aggregate liquidation value: 2016 and 2015, $853,750)	34,150	34,150
Additional paid-in capital	2,535,386	3,982,147
Accumulated other comprehensive loss	(85,075)	(83,283)
Retained earnings	4,538,599	6,146,802
Common shares held in treasury, at cost (2016, nil shares; 2015, 39,303,068 shares)	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe	7,023,060	6,900,501
Noncontrolling interests	—	2,450
Total shareholders’ equity	7,023,060	6,902,951
Total liabilities and shareholders’ equity	$22,419,811	$21,406,043

(1)	On March 18, 2016, EXOR acquired 100% ownership of the Company; as such, per share data is no longer meaningful and has been excluded.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended June 30, 2016
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$415	$129	$394	$147	$1,085	$296	$—	$1,381
Net premiums written	$399	$129	$382	$60	$970	$284	$—	$1,254
Decrease (increase) in unearned premiums	2	33	(1)	(32)	2	(2)	—	—
Net premiums earned	$401	$162	$381	$28	$972	$282	$—	$1,254
Losses and loss expenses and life policy benefits	(284)	(143)	(246)	(66)	(739)	(244)	—	(983)
Acquisition costs	(106)	(44)	(108)	—	(258)	(25)	—	(283)
Technical result	$11	$(25)	$27	$(38)	$(25)	$13	$—	$(12)
Other income					1	2	—	3
Other expenses					(56)	(17)	(50)	(123)
Underwriting result					$(80)	$(2)	n/a	$(132)
Net investment income						14	87	101
Allocated underwriting result (1)						$12	n/a	n/a
Net realized and unrealized investment gains							192	192
Interest expense							(12)	(12)
Amortization of intangible assets							(7)	(7)
Net foreign exchange gains							36	36
Income tax expense							(32)	(32)
Interest in earnings of equity method investments							5	5
Net income							n/a	$151
Loss ratio (2)	70.6%	88.7%	64.6%	235.6%	76.0%
Acquisition ratio (3)	26.6	27.0	28.3	(1.8)	26.5
Technical ratio (4)	97.2%	115.7%	92.9%	233.8%	102.5%
Other expense ratio (5)					5.8
Combined ratio (6)					108.3%
	For the three months ended June 30, 2015
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$427	$143	$406	$122	$1,098	$334	$—	$1,432
Net premiums written	$401	$137	$400	$71	$1,009	$313	$—	$1,322
Decrease (increase) in unearned premiums	34	22	(26)	(27)	3	3	—	6
Net premiums earned	$435	$159	$374	$44	$1,012	$316	$—	$1,328
Losses and loss expenses and life policy benefits	(296)	(121)	(198)	10	(605)	(260)	—	(865)
Acquisition costs	(111)	(36)	(102)	(4)	(253)	(30)	—	(283)
Technical result	$28	$2	$74	$50	$154	$26	$—	$180
Other income					—	—	—	—
Other expenses					(55)	(16)	(59)	(130)
Underwriting result					$99	$10	n/a	$50
Net investment income						16	104	120
Allocated underwriting result (1)						$26	n/a	n/a
Net realized and unrealized investment losses							(256)	(256)
Interest expense							(12)	(12)
Amortization of intangible assets							(7)	(7)
Net foreign exchange losses							(6)	(6)
Income tax benefit							14	14
Interest in earnings of equity method investments							8	8
Net loss							n/a	$(89)
Loss ratio (2)	68.1%	75.9%	53.0%	(21.5)%	59.8%
Acquisition ratio (3)	25.4	23.2	27.2	8.2	25.0
Technical ratio (4)	93.5%	99.1%	80.2%	(13.3)%	84.8%
Other expense ratio (5)					5.5
Combined ratio (6)					90.3%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the six months ended June 30, 2016
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$909	$404	$792	$317	$2,422	$588	$—	$3,010
Net premiums written	$880	$398	$715	$201	$2,194	$561	$—	$2,755
Increase in unearned premiums	(128)	(86)	(11)	(125)	(350)	(9)	—	(359)
Net premiums earned	$752	$312	$704	$76	$1,844	$552	$—	$2,396
Losses and loss expenses and life policy benefits	(482)	(267)	(431)	(69)	(1,249)	(448)	—	(1,697)
Acquisition costs	(214)	(89)	(198)	(1)	(502)	(65)	—	(567)
Technical result	$56	$(44)	$75	$6	$93	$39	$—	$132
Other income					2	4	2	8
Other expenses					(124)	(35)	(117)	(276)
Underwriting result					$(29)	$8	n/a	$(136)
Net investment income						28	176	204
Allocated underwriting result (1)						$36	n/a	n/a
Net realized and unrealized investment gains							359	359
Interest expense							(24)	(24)
Amortization of intangible assets							(13)	(13)
Net foreign exchange gains							38	38
Income tax expense							(63)	(63)
Interest in earnings of equity method investments							2	2
Net income							n/a	$367
Loss ratio (2)	64.0%	85.6%	61.2%	91.5%	67.7%
Acquisition ratio (3)	28.5	28.6	28.1	1.3	27.3
Technical ratio (4)	92.5%	114.2%	89.3%	92.8%	95.0%
Other expense ratio (5)					6.7
Combined ratio (6)					101.7%
	For the six months ended June 30, 2015
	North America	Global (Non-U.S.) P&C	Global Specialty	Catastrophe	Total Non-life segment	Life and Health segment	Corporate and Other	Total
Gross premiums written	$900	$477	$833	$312	$2,522	$659	$—	$3,181
Net premiums written	$872	$468	$762	$247	$2,349	$626	$—	$2,975
Increase in unearned premiums	(98)	(135)	(23)	(145)	(401)	(12)	—	(413)
Net premiums earned	$774	$333	$739	$102	$1,948	$614	$—	$2,562
Losses and loss expenses and life policy benefits	(468)	(240)	(369)	(10)	(1,087)	(499)	—	(1,586)
Acquisition costs	(204)	(89)	(194)	(8)	(495)	(64)	—	(559)
Technical result	$102	$4	$176	$84	$366	$51	$—	$417
Other income					—	1	3	4
Other expenses					(107)	(31)	(116)	(254)
Underwriting result					$259	$21	n/a	$167
Net investment income						30	195	225
Allocated underwriting result (1)						$51	n/a	n/a
Net realized and unrealized investment losses							(140)	(140)
Interest expense							(25)	(25)
Amortization of intangible assets							(14)	(14)
Net foreign exchange gains							7	7
Income tax expense							(65)	(65)
Interest in earnings of equity method investments							5	5
Net income							n/a	$160
Loss ratio (2)	60.4%	72.0%	49.9%	9.9%	55.8%
Acquisition ratio (3)	26.4	26.8	26.3	7.6	25.4
Technical ratio (4)	86.8%	98.8%	76.2%	17.5%	81.2%
Other expense ratio (5)					5.5
Combined ratio (6)					86.7%